TRAVELPORT LLC
TRAVELPORT INC.
405 Lexington Avenue
New York, New York 10174
October 4, 2010
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Travelport Registration Statement on Form S-4
Ladies and Gentlemen:
     Travelport LLC and Travelport Inc. (collectively, the “Issuers”), the primary obligors under the 9% Senior Notes due 2016 (the “Restricted Notes”), and each of the guarantors set forth on the signature page hereto (the “Guarantors” and, together with the Issuers, the “Registrants”) are registering an exchange offer (the “Exchange Offer”) pursuant to a Registration Statement on Form S-4 in reliance on the staff of the Securities and Exchange Commission’s position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). The Registrants represent as follows:
     1. The Registrants have not entered into any arrangement or understanding with any person to distribute the 9% Senior Notes due 2016 to be received in the Exchange Offer (the “Exchange Notes”) and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.
     2. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the staff position enunciated in Exxon Capital Holdings Corporation (available April 13, 1989) or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.

     3. The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.
     4. The Registrants further represent that with respect to any broker-dealer that participates in the Exchange Offer with respect to outstanding securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any agreement or understanding with the Registrants or any affiliate of the Registrants to distribute the Exchange Notes.
     5. The Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Restricted Notes (as described in the Exchange Offer prospectus) acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Restricted Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Exchange Notes.
     6. The Registrants will require the exchange offeree to represent to the following additional provisions:
(a)	If the exchange offeree is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.
(b)	If the exchange offeree is a broker-dealer holding Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Restricted Notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

TRAVELPORT LLC
By:	/s/ Rochelle J. Boas
	Name:	Rochelle J. Boas
	Title:	Authorized Person

TRAVELPORT INC.
By:	/s/ Rochelle J. Boas
	Name:	Rochelle J. Boas
	Title:	Senior Vice President and Secretary

GUARANTORS TRAVELPORT LIMITED GALILEO TECHNOLOGIES, LLC

By:	/s/ Rochelle J. Boas
	Name:	Rochelle J. Boas
	Title:	Senior Vice President and Secretary

GTA NORTH AMERICA, INC.
OCTOPUS TRAVEL.COM (USA) LIMITED
OWW2, LLC
TRAVEL INDUSTRIES, INC.
TRAVELPORT HOLDINGS, INC.
TRAVELPORT HOLDINGS, LLC
TRAVELPORT INTERNATIONAL SERVICES, INC.
TRAVELPORT OPERATIONS, INC.
WORLDSPAN LLC
WORLDSPAN BBN HOLDINGS, LLC
WORLDSPAN DIGITAL HOLDINGS, LLC
WORLDSPAN IJET HOLDINGS, LLC
WORLDSPAN OPEN TABLE HOLDINGS, LLC
WORLDSPAN S.A. HOLDINGS II, L.L.C.
WORLDSPAN SOUTH AMERICAN HOLDINGS LLC
WORLDSPAN STOREMAKER HOLDINGS, LLC
WORLDSPAN TECHNOLOGIES INC.
WS FINANCING CORP.
WORLDSPAN XOL LLC
WORLDSPAN VIATOR HOLDINGS, LLC

By:	/s/ Rochelle J. Boas
	Name:	Rochelle J. Boas
	Title:	Senior Vice President and Secretary

WALTONVILLE LIMITED

By:	/s/ Rochelle J. Boas
	Name:	Rochelle J. Boas
	Title:	Director

TDS INVESTOR (LUXEMBOURG) S.à.R.L.

By:	/s/ Rochelle J. Boas
	Name:	Rochelle J. Boas
	Title:	Director

TRAVELPORT, LP
By:	TRAVELPORT HOLDINGS, LLC, as General Partner

By:	/s/ Rochelle J. Boas
	Name:	Rochelle J. Boas
	Title:	Senior Vice President and Secretary